VIA EDGAR

June 23, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Shapiro, Senior Staff Accountant, Office of Trade & Services

Re:    Etsy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-36911

Dear Mr. Shapiro:

This letter is submitted on behalf of Etsy, Inc. (“Etsy” or the “Company”) in response to the letter dated June 8, 2020 from the Office of Trade & Services in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission relating to Etsy’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Annual Report”). For your convenience, the Staff’s comments are set forth in italics below, followed by Etsy’s response. Capitalized terms used but not otherwise defined herein are as defined in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2019
Management's Discussion and Analysis of Results of Operations and Financial Condition Comparison of Years Ended December 31, 2019 and 2018
Revenues, page 70

1.     We note your response to prior comments two and three. However, these revisions do not quantify the factors cited with regard to Services revenue. To the extent information is available, please revise to quantify the drivers and factors impacting Services revenues including the impacts of changes in volume and price.

We also note that you propose to eliminate disclosure of changes in components of your Marketplace and Services revenues, such as the 49 percent increase in transaction fee revenue, the 26 percent increase in payments revenue, the 17 percent increase in listing fee revenue, and the 51 percent increase in advertising revenue. In your response to our prior comment five, you appear to indicate the CODM reviews components of Marketplace and Services revenues if they represent a significant change with respect to revenue that is not correlated to GMS. In this regard, we note that GMS increased 27 percent in 2019 and, therefore, that several of the components' changes did not correlate to GMS. It appears there were similar differences between growth in GMS and components in 2018 as well. In your response you also state that in your press releases, earnings calls, investor slides and presentations at investor conferences, you do not report amounts at a level disaggregated below Marketplace and Services revenues. However, we note that in your first quarter earnings call you discussed strong growth in revenue related to advertising, which was up approximately 70% year-over-year.

Based on this, it appears that changes in components often do not correlate to GMS. It therefore appears that disclosure of the changes in components would be meaningful to investors' understanding of the drivers of your revenue, especially if they are reviewed by the CODM when they differ from GMS, as has frequently been the case. We also believe that providing the percent changes absent absolute dollar amounts does not provide sufficient context for the percentage changes. Finally, given the apparent frequency with which the CODM has historically reviewed changes in these components (based on their divergence from GMS in 2019 and 2018 as reported in your MD&A), we believe you should reassess your disaggregated revenue disclosure.

The Company respectfully acknowledges the Staff’s comment. As discussed with the Staff, set forth below for the Staff’s consideration is a draft of the Company’s proposed disclosure, as applied to the disclosure beginning on page 70 of the Company’s Form 10-K for the year ended December 31, 2019 and page 30 of the Company’s Form 10-Q for the quarter ended March 31, 2020. For the Staff’s convenience, the proposed new text is underlined below.

Comparison of Years Ended December 31, 2019 and 2018
Revenue

Revenue increased $214.7 million, or 35.6%, to $818.4 million in the year ended December 31, 2019, which included $19.1 million related to the results of Reverb, compared to the year ended December 31, 2018, of which 72.5% consisted of Marketplace revenue and 27.5% consisted of Services revenue.

Marketplace revenue increased $148.9 million, or 33.5%, to $593.6 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. A significant majority of this increase was due to ~~This growth corresponded with a 26.5%~~ an increase in the volume of GMS on our marketplaces to a total of $5.0 billion for the year ended December 31, 2019. A significant majority of the GMS growth was driven by the Etsy marketplace. The balance was due to our acquisition of Reverb, whose revenue consisted principally of Marketplace revenue. To a lesser extent, the increase in Marketplace revenue ~~increased at a faster rate than GMS primarily~~ was due to the full-year impact of pricing updates to increase our seller ~~in~~ transaction fees ~~revenue and payments revenue~~ from 3.5% to 5% that occured in July 2018, and the calculation of that fee based on the cost of shipping in addition to the cost of the item. ~~for the year ended December 31, 2019 compared to the year ended December 31, 2018. Transaction revenue increased 48.9% year-over-year, primarily driven by our 2018 pricing updates, which drove approximately 30% of the 48.9% increase.~~

Within the increase in volume of GMS, Payments revenue increased 25.7%~~, largely driven by overall GMS growth trends~~. The share of Etsy.com GMS processed through our Etsy Payments platform was 89% for the year ended December 31, 2019, up from 86% for the year ended December 31, 2018, primarily due to the transition of sellers in eligible countries to the platform. Listing fee revenue grew 16.6%, driven by an increase in charged listings year-over-year corresponding with the increase in overall GMS growth. ~~Marketplace revenue also increased due to the acquisition of Reverb.~~

Services revenue increased $65.8 million, or 41.4%, to $224.7 million in the year ended December 31, 2019 compared to the year ended December 31, 2018. A significant majority of this increase was due to ~~The growth in Services revenue was primarily driven by~~ an increase in advertising revenue (formerly referred to as Promoted Listings and Google Shopping) ~~up 51.3%~~, which ~~the growth in Services revenue was primarily driven by an~~ increased by ~~of~~51.3% year-over-year. ~~in advertising revenue (formerly referred to as Promoted Listings and Google Shopping), which represented a significant majority of the overall Services revenue increase, up 51.3%.~~ The increase in advertising revenue was due to higher click volume on Promoted Listing and revenue from Google Shopping. We launched our new unified ad platform, Etsy Ads, in the third quarter of 2019, which combines Promoted Listings, Etsy.com’s on-site ads platform, and Google Shopping, an off-site marketing tool for Etsy.com sellers. With the shift to Etsy Ads, amounts spent on Google Shopping, which were previously recorded on a net basis in Other revenue, are recorded on a gross basis in Services revenue with an offsetting expense recorded in cost of revenue. ~~The increase in advertising revenue was due to higher click volume and revenue from Google Shopping~~. At December 31, 2019, 16.6% of Etsy active sellers used Etsy’s advertising services.

3/31/20 10Q
Comparison of Three Months Ended March 31, 2020 and 2019
Revenue
Revenue increased $58.7 million, or 34.7%, to $228.1 million in the three months ended March 31, 2020 compared to the three months ended March 31, 2019, of which 68.4% consisted of Marketplace revenue and 31.6% consisted of Services revenue.

Marketplace revenue increased $28.8 million, or 22.6%, to $155.9 million in the three months ended March 31, 2020 compared to the three months ended March 31, 2019. This increase was substantially all due to an ~~This growth corresponded with a 32.2%~~ increase in the volume of GMS on our marketplaces ~~to a total of $1.4 billion~~ for the three months ended March 31, 2020 for a total of $1.4 billion. A significant majority of the GMS growth was driven by the Etsy marketplace. The balance was due to our acquisition of Reverb, whose revenue consisted principally of Marketplace revenue.

Within the increase in volume of GMS, Payments revenue increased 31.5%~~, largely driven by overall GMS growth trends~~. The share of Etsy.com GMS processed through our Etsy Payments platform was 89% in the three months ended March 31, 2020, up from 86% in the three months ended March 31, 2019, primarily due to the transition of sellers in eligible countries to the platform. Transaction revenue increased 20.4% and listing fee revenue grew 11.9% ~~driven by overall GMS growth~~. ~~Marketplace revenue also increased due to the acquisition of Reverb.~~

Services revenue increased $30.0 million, or 71.1%, to $72.1 million in the three months ended March 31, 2020 compared to the three months ended March 31, 2019. A significant majority of this increase was due to an increase in advertising revenue (formerly referred to as Promoted Listings and Google Shopping), which increased by 70.2% quarter-over-quarter ~~The growth in Services revenue was primarily driven by an increase in Advertising revenue (formerly referred to as Promoted Listings and Google Shopping),~~ which represented a significant majority of the overall Services revenue increase, ~~up 70.2%,~~ and, to a lesser extent, Shipping Label revenue, which was up 99.1% from the prior year quarter. The increase in Advertising revenue was due to higher click volume on Promoted Listings and revenue from Google Shopping. We launched our new unified ad platform, Etsy Ads, in the third quarter of 2019, which combines Promoted Listings, Etsy.com’s on-site ads platform, and Google Shopping, an off-site marketing tool for Etsy.com sellers. With the shift to Etsy Ads, amounts spent on Google Shopping, which were previously recorded on a net basis, are recorded on a gross basis in Services revenue with an offsetting expense recorded in cost of revenue. ~~The increase in Advertising revenue was due to higher click volume and revenue from Google Shopping.~~ The increase in Shipping Label revenue reflects a combination of an increase in label volume and an increase in average margin per label.”

The Company advises the Staff that effective as of the end of first quarter 2020 the Company’s advertising model shifted where seller listings were migrated to the Company’s new Offsite Ads service. The Company will pay the upfront costs to promote Etsy sellers’ listings on multiple internet platforms without any upfront costs for sellers. When a shopper clicks on an online offsite ad featuring a seller’s listing and purchases from their shop, the seller will pay the Company an advertising fee on that order - only when they make a sale. The Etsy Ads service will now be a dedicated on-site advertising program for sellers to promote their listings to shoppers on Etsy. The revenue generated from this new Offsite Ads service will be reported in Marketplace revenue. The Company advises the Staff that it will continue to provide similar qualitative disclosure as noted above, as appropriate, with regard to the material drivers of the increases and/or decreases period-over-period to Marketplace Revenue and Services Revenue.

* * * *

Should you have any additional questions or comments, please contact me at rglaser@etsy.com or Jill Simeone, our General Counsel, at jsimeone@etsy.com.

Sincerely,

ETSY, INC.

/s/ Rachel Glaser
Name: Rachel Glaser
Title:    Chief Financial Officer

cc: Jill Simeone